SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 22, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com

22 May 2008
Media release
UBS AG announces final terms of the announced rights issue
Zurich/Basel, 22 May 2008 — The Board of Directors of UBS AG has determined the final terms of the public offering of 760,295,181 new shares, which will be subject to the subscription rights of existing shareholders (the “rights issue”). The rights issue was fully underwritten by a syndicate of banks on 1 April 2008 and the related capital increase was authorized by the shareholders of UBS AG on 23 April 2008.
Shareholders will be allotted one subscription right for each existing share held. The exercise of 20 subscription rights will entitle the holder to subscribe for 7 new shares at a subscription price of CHF 21.00 per new share.
UBS’s Board of Directors approved yesterday an increase in the share capital of UBS AG through the issue of 760,295,181 fully paid-in registered shares with a par value of CHF 0.10 each. Upon completion of the transaction, 2,932,567,127 fully paid-in registered shares with a par value of CHF 0.10 each will be outstanding.
The Board of Directors has set the subscription price for the new shares at CHF 21.00 per new share, which is expected to translate into gross proceeds of approximately CHF 15.97 billion. The subscription price of CHF 21.00 compares to a closing price of the UBS shares on SWX Europe on 21 May 2008 of CHF 30.64.
The rights issue has been fully underwritten by a syndicate of banks led by JPMorgan, Morgan Stanley, BNP Paribas and Goldman Sachs.
Shareholders will be allotted one subscription right for each existing share held at the close of business on 26 May 2008. The exercise of 20 subscription rights entitles the exercising holder to subscribe for 7 new shares against payment of the subscription price.
Subscription rights will be traded from 27 May 2008 through 9 June 2008 on SWX Europe and the New York Stock Exchange (NYSE). The exercise period for subscription rights held in the SIS SegaIntersettle (“SIS”) system will run from 27 May 2008 to 12:00 noon Swiss time on 12 June 2008. The exercise period for subscription rights held in The Depository Trust Company (“DTC”) system will run from 27 May 2008 to 5:00 p.m. New York time on 10 June 2008. The Joint Bookrunners, on behalf of the syndicate of banks, may place any new shares

Media Relations 22 May 2008 Page 2 of 3
which have not been subscribed for through an offering in selected jurisdictions or in open market transactions on or about 12 June 2008.
It is planned to have the new shares listed on the SWX Swiss Exchange, NYSE and the Tokyo Stock Exchange (TSE). Application has been made for trading in the new shares to commence on SWX Europe, the NYSE and the TSE on 13 June 2008.
The new shares will be fully fungible with existing shares.
Expected timetable for the share capital increase

26 May 2008	Record date for the allocation of subscription rights (close of business)
27 May 2008	Existing UBS shares begin trading “ex-subscription right”
Start of rights trading on SWX Europe and the NYSE
Start of subscription period
9 June 2008	End of rights trading period
10 June 2008	End of subscription period for the subscription rights held in the DTC system (5 p.m. New York time)
12 June 2008	End of subscription period for the subscription rights held in the SIS system (12:00 noon Swiss time)
13 June 2008	First trading day of new shares
17 June 2008	Payment and delivery of the new shares
Holders of rights are advised to seek and follow instructions from their custodian bank or broker in relation to the proper and timely exercise or sale of their rights.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations 22 May 2008 Page 3 of 3
Notice to Shareholders in Switzerland and the European Economic Area
This publication constitutes neither an offer to sell nor a solicitation to buy securities. It does not constitute an offering prospectus within the meaning of Art. 652a of the Swiss Code of Obligations, nor a listing prospectus within the meaning of the SWX Swiss Exchange Listing Rules. The offer will be made solely by means of, and on the basis of, an offering and listing prospectus which is to be published. An investment decision regarding subscription rights or the shares of UBS AG should only be made on the basis of the offering and listing prospectus. The offering and listing prospectus is expected to be published on May 23, 2008 and will be available free of charge from UBS Investment Bank, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland, J.P. Morgan Securities Ltd., Junghofstr. 14, 60313 Frankfurt am Main, Germany or Morgan Stanley Bank AG, Junghofstrasse 13-15, 60311 Frankfurt am Main, Germany or on UBS AG’s website (www.ubs.com).
Other than in Germany, Austria, the United Kingdom, France, Italy and Liechtenstein, no action has been or will be taken in any member state of the European Economic Area which has implemented the EC Directive 2003/71/EC of the European Parliament and of the Council dated November 4, 2003 (each a “Relevant Member State”) that would permit a public offering of the rights and/or the new shares, or the distribution of a prospectus or any other offering material relating to the rights and/or the new shares in any Relevant Member State.
This communication is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (III) who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “Relevant Persons”). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity relating to the placing of any new shares which have not been subscribed for through an offering in selected jurisdictions or in open market transactions is available only to Relevant Persons and will be engaged in only with Relevant Persons.
Notice to U.S. Persons
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling UBS AG at +41-44-236-6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689.
Notice to Japanese Investors
Any securities referred to in this release have not been or will not be registered under the Financial Instruments and Exchange Law of Japan and therefore no offering with respect to such securities in Japan is permitted.
Notice to all Other Investors
This publication constitutes neither an offer to sell nor an invitation to buy securities. The offer will be made solely by means of, and on the basis of, an offering and listing prospectus which is to be published and only in those jurisdictions and to such persons in and to which such offer or invitation is not unlawful.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

	By:	/s/ Niall O'Toole
		Name:	Niall O’Toole
Date: May 22, 2008		Title:	Executive Director